Company Presentation October 2025

Disclaimer 1. The Board of Directors of the Company approved the new company name of NovaBridge, and this is subject to the shareholders’ approval. Legal Disclaimer. This presentation has been prepared by I-Mab (the “Company”)1 solely for informational purposes. Certain of the information included herein was obtained from various sources, including certain third parties, and has not been independently verified by the Company. By viewing or accessing the information contained in this presentation, you hereby acknowledge and agree that no representations, warranties, or undertakings, express or implied, are made by the Company or any of its directors, shareholders, employees, agents, affiliates, advisors, or representatives (the “Company Relevant Persons”), or any sponsor, underwriter, placing agent, financial advisor, capital market intermediary or any of their respective directors, shareholders, employees, agents, affiliates, advisors, or representatives (collectively with the Company Relevant Persons, the “Relevant Persons”) as to, and no reliance should be placed on the truth, accuracy, fairness, completeness, or reasonableness of the information or opinions presented or contained in, and omission from, this presentation. None of the Relevant Persons shall be responsible or liable whatsoever (in negligence or otherwise) for any loss, howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation, except to the extent required by applicable law. The information presented or contained in this presentation speaks only as of the date hereof and is subject to change without notice. This presentation includes statistical and other industry and market data that we obtained from industry publications and research, surveys, and studies conducted by third parties, and our own estimates of potential market opportunities. All of the market data used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee, and the accuracy or completeness of such information has not been independently verified. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research, and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions. Forward Looking Statements. This presentation contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “future”, “promising”, “may”, “plans”, “potential”, “will”, “could position”, “promise”, “advance”, “target”, “design”, “strategy”, “pipeline”, and “project”, and similar terms or the negative thereof. Statements that are not historical facts, including statements about I-Mab's beliefs and expectations, are forward-looking statements. The forward-looking statements in this presentation include, without limitation, statements regarding the following: the Company’s pipeline and capital strategy; the design and potential benefits, advantages, promise, attributes, and target usage of givastomig, ragistomig, uliledlimab and VIS-101; the projected development and advancement of the Company’s portfolio and anticipated clinical milestones, results and related timing; the Company’s expectation regarding the potential market opportunity of gastric cancer, pancreatic ductal adenocarcinoma, cholangiocarcinoma, neovascular age-related macular degeneration and diabetic macular edema; the market opportunity and I-Mab’s potential next steps (including the potential expansion, differentiation, or commercialization) for givastomig, ragistomig, uliledlimab and VIS-101; the Company’s expectations regarding the impact of data from past, ongoing and future studies and trials; the benefits of the Company’s collaboration with development partners; the timing and progress of studies (including with respect to patient enrollment and dosing); the availability of data and information from ongoing studies; and the Company’s expectations regarding its anticipated cash runway and future use of its cash position. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. These risks and uncertainties include, but are not limited to, the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or new drug application/biologics license application approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; and discussions of potential risks, uncertainties, and other important factors in I-Mab’s most recent annual report on Form 20-F and I-Mab’s subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). I-Mab may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

A Global Biotechnology Platform Bringing Paradigm-shifting Innovations Globally 01 Company Overview

Emerging Biopharma Ecosystems Spearheaded by China Rise as Global Innovation Powerhouse Source: PharmaCube Clinical Trials Registration for Innovative Drugs China Biopharma Out-licensing Transactions China out-licensing deals account for ~60% of global licensing deal value in 1Q25

NovaBridge1 Marks Our Evolution into the Next Stage 38-98-139 50-169-225 36-139-196 63-151-49 124-188-39 109-203-93 2020-2023 2023-2024 2025 onwards Immuno-oncology Autoimmune disorders 11 assets CD47 mAb / CD73 mAb / αGM-CSF Fast-to-market China strategy Fast-to-PoC (proof of concept) global strategy Precision immune-oncology 3 assets CLDN18.2x4-1BB BsAb / PD-L1x4-1BB BsAb / CD73 mAb Fast-to-market ex-China strategy 2.0 1.0 Clinical-stage China Biotech 3.0 Clinical-stage US Biotech Global Biotechnology Platform Therapeutic area-agnostic 4 assets CLDN18.2x4-1BB BsAb / VEGFxang-2 BsAb / PD-L1x4-1BB BsAb / CD73 mAb Global business development strategy Fast-to-PoC global strategy Pivot & Focus Asset-based Model Global Vision Platform Model 1. The name has been approved by the Board but subject to EGM approval We are a global biotechnology platform company dedicated to bringing paradigm-shifting innovative treatments to the global markets

We are the FIRST and ONLY listed hub-and-spoke platform specializing in bridging Asian innovations to the global markets Business Development Capability (BD-in and BD-out) Clinical Development Capability Existing Partners Co-co collaboration Acquisitions NewCo Licensing in/out NovaBridge1 is a Hub-and-Spoke Gateway Connecting Global Markets 1. The name has been approved by the Board but subject to EGM approval …

Our Platform-based Business Model

Driving Accelerated Development and Value Creation of Innovations in a TA Focused Way

Accelerated innovative asset development with at scale value creation

Emerging innovation for asset sourcing

Deeply rooted in emerging innovation ecosystem for long-time, with incomparable understanding of team capabilities and quality of assets from local innovators

IO Co

- Givastomig (CLDN18.2 x 4-1BB BsAb)
- Ragistomig (PD-L1 x 4-1BB BsAb)
- Uliledlimab (CD73 mAb)
- ...

Ophthal Co

- VIS-101 (VEGF x ANG2 BsAb)
- Asset 1
- Asset 2
- ...

xx Co

- ...

I-MAB Platform

Scientific Translation + Clinical De-risking

Attractive exit/spin-off

Strong exit through acquisition or robust options of financing to fuel continued growth and value creation

I-MAB BIOPHARMA

6

BD-out　 Long standing presence in US with strong capability to provide bespoke solutions for biotech/MNCs BD-in Unparalleled healthcare ecosystem access powered by CBC Group Clinical development / translational development capabilities Unique strategies for accelerated asset development Cross-functional drug development expertise and experience Highly efficient operational execution We have the Core Capabilities for the Success of Novel Business Model

We are Uniquely Positioned with Competitive Advantages

Strength ■ ■ ■ Constraint

		I-MAB	MNC Pharmas	US biotechs	Other NewCos
Asset sourcing	Local innovation access	Deeply rooted in Asian innovation ecosystem for long-time	Relatively established local BD network	Distant from Asian innovation sources	Seen as a "last resort“ for lower-priority assets
	Capital strength	Healthy cash runway and strong fund-raising capabilities	Substantial funding advantages	Capital strengths vary and not consistent	Effectively link capital and assets
	Decision making	Agile decision making by experienced leadership	Slow decision-making with competing priorities	Agile decision making	Agile decision making
Asset development	Scientific Translation	Deep know-how with TA focus in each Platform Co	Deep know-how in priority TAs	Deep know-how in priority TAs	Lack track records in accelerating asset development and maximizing value
	Clinical de-risking	Focused approach with strengths in clinical PoC	Global R&D complexity stifles Asian innovation agility	Lack speed and operational efficiency advantages	
Exit / Spin-off		Strong exit tack record by CBC/I-Mab leadership	In-house commercialization for asset value maximization	Traditional exit pathway e.g., IPO	Traditional exit pathway e.g., IPO

I-MAB BIOPHARMA

8

We Focus on the Most Significant Value Creation Step along the Biopharma Innovation Value Chain

Discovery → Pre-clinical development → Clinical PoC → Late phase development → Registration → Commerciali-zation

Asset value

Not our focus:

- Increasingly commoditized activities within emerging markets' highly active discovery and pre-clinical innovation ecosystem

5-10X value creation

- Acquire **early-stage assets (clinical and IND-enabling)** with well-defined PoC pathway
- Leverage deep **translation expertise** to unleash asset competitiveness with the right development strategy
- Drive assets efficiently to **clinical POC** with I-MAB's scientific underwriting and resource orchestration capabilities

2-3X value creation

- **Selectively engage in late-stage development**, leveraging I-MAB's world-class clinical execution capabilities and scale / efficiency of China's clinical infrastructure
- Maintain **flexibility for strategic collaborations**

Not our focus:

- Global commercialization predominantly driven by established MNCs with deep commercial networks and sales infrastructures

Givastomig

- Partnered with ablbio at preclinical stage
- Built oncology team with deep GC expertise

→ Givastomig →

- Accelerated PoC in mono / combo 1L therapies
- Achieved efficacy and safety in Ph1b trials
- Patient recruitment rate outpaced global benchmark

VIS-101

- Partnered with AffaMed Therapeutics / AskGene Pharma at early clinical stage
- Second-in-market, potential BIC in nAMD / DME

→ VIS-101 →

- Completed Ph1 trials for nAMD and DME; ongoing Ph2 trials in nAMD
- Final Ph2 readout in 4Q25

Core value creation step of I-Mab model

Extended value creation step of I-Mab model

I-MAB BIOPHARMA

9

Our New Management Framework Years of Industry Experience We assembled a seasoned management team composed of industry veterans with extensive regional and functional expertise Sean Fu PhD, MBA Chief Executive Officer Fu Wei Director and Executive Chairman of our Board 11 24 Claire Xu MD, PhD Senior Vice President, Clinical Development 17 Kyler Lei Chief Financial Officer 7 Source: Company Filings, Company Website # Phillip Dennis MD, PhD Chief Medical Officer 27 Change

A New Wave of Growth with Highly Differentiated Assets 02 Pipeline Overview

2.1 Givastomig

Givastomig: A Potential Best-in-class CLDN18.2 Therapeutic

Unique Molecular Design to Balance Anti-Tumor Efficacy and Safety



CLDN18.2
4-1BB scFv

Highly Potent CLDN18.2 mAb
- Higher affinity than zolbetuximab
- Binds to tumor cells with a wide range of CLDN18.2 expression

Silenced FC: IgG1 (N297A)
- No ADCC or CDC
- Designed to minimize unintended systemic immune activation driven by FcgR-mediated 4-1 BB clustering

Conditional 4-1 BB agonist
- Localized T cell activation in TME leading to tumor killing and minimal 4-1 BB-mediated liver toxicity or systemic immune response

Givastomig's Key Competitive Advantages

Potential paradigm shifting therapeutic

- Favorable safety profile in combo setting underpins the 1st line potential and broad therapeutic window
- Superior efficacy highlights the significant clinical value by improving the current standard of care
- Encouraging data in Claudin18.2 low patients shows the pan-tumor potential

Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment; 1 L = first line; CLDN18.2 = Claudin 18.2; MHC = major histocompatibility complex; mAb = monoclonal antibody.

I-MAB BIOPHARMA

13

Givastomig: Favorable Safety Profile in Combo Setting Underpins the 1st Line Potential and Broad Therapeutic Window

Givastomig in Combination Immuno-chemotherapy vs. Other 1L Combinations in GC

	Givastomig + nivolumab + mFOLFOX6 (All doses, escalation combo, n=17)				Nivolumab + mFOLFOX6 (CHECKMATE-649[1], n=782)		Zolbetuximab + mFOLFOX6 (SPOTLIGHT[2], n=279)	
Safety	All Grades (TEAE)	Grade>=3 (TEAE)	All Grades (TRAE)	Grade>=3 (TRAE)	All Grades (TRAE)	Grade>=3 (TRAE)	All Grades (TEAE)	Grade>=3 (TEAE)
AST increased	3 (18%)	1 (6%)	2 (12%)	1 (6%)	16%	2%	18%	1%
ALT increased	3 (18%)	2 (12%)	2 (12%)	1 (6%)	11%	1%	12%	1%
Neutropenia	12 (71%)	6 (35%)	12 (71%)	6 (35%)	45%	26%	71%	53%
Nausea	10 (59%)	0%	9 (53%)	0%	41%	3%	82%	16%
Vomiting	7 (41%)	0%	6 (35%)	0%	25%	2%	67%	16%
IRR	7 (41%)	1 (6%)	7 (41%)	1 (6%)	NR	NR	NR	NR

Givastomig in combination with immunochemotherapy **exhibits similar safety profile to immunochemotherapy alone** (nivolumab + mFOLFOX6)

1. Janjigian 2021; The Lancet, Volume 398, Issue 10294, 27 - 40
2. Shitara et al. 2023; The Lancet, Volume 401, Issue 10389, 1655 - 1668

Data cutoff as of June 10, 2025

Notes: TEAE = treatment emergent adverse event; TRAE = treatment related adverse event (any drug); ALT = alanine transaminase; AST = aspartate aminotransferase; NR = not reported; IRR = infusion related reaction; 1L = first line; GC = gastric cancers; SoC = standard of care

I-MAB BIOPHARMA 14

Givastomig: Superior Efficacy Highlights the Significant Clinical Value by Improving the Current Standard of Care

Givastomig + Nivolumab + mFOLFOX6 Achieved an ORR of 71% in Combination with Immuno-chemotherapy

ORR (%) comparison vs. current 1L SoC

Givastomig +
nivolumab + mFOLFOX6
(All doses, escalation combo, n=17)
71%

vs

Nivolumab + mFOLFOX6
(CHECKMATE-649[1], n=782)
47%

Zolbetuximab + mFOLFOX6
(SPOTLIGHT[2], n=279)
40%

Biomarker	ORR: % (n)	
	All Escalation (n=17)	Expansion Cohorts (8 & 12 mg/kg) (n=12)
Total	**71 (12/17)**	**83 (10/12)**
	PD-L1	
≥5	82 (9/11)	89 (8/9)
<1	50 (3/6)	67 (2/3)
≥1	73 (11/15)	82 (9/11)
<1	50 (1/2)	100 (1/1)
	CLDN18.2	
< 75	67 (8/12)	78 (7/9)
< 75	80 (4/5)	100 (3/3)

ORR: % (n)	PD-L1 ≥5	PD-L1 <5
CLDN18.2 ≥ 75	80 (8/10)	0 (0/2)
CLDN18.2 < 75	100 (1/1)	75 (3/4)



5 mg/kg
8 mg/kg
12 mg/kg
80
60
40
20
0
(20)
(40)
(60)
(80)
(100)
Best Change from Baseline (%)
SD SD SD PR SD PR PR PR PR SD PR PR PR PR PR PR PR

CPS	5	0	1	30	40	5	30	5	10	2	8	3	10	20	10	0	3
CLDN	99	60	95	75	90	100	60	90	98	100	90	7	98	96	90	30	1

Encouraging data in Claudin18.2 low patients shows the pan-tumor potential

1. Janjigian 2021; The Lancet, Volume 398, Issue 10294, 27 – 40
2. Shitara et al. 2023; The Lancet, Volume 401, Issue 10389, 1655 – 1668

Notes: Data cutoff as of May 15, 2025; PD-L1 assays:22C3 pharmDX, or local test; CLDN: Ventana SP455 or 43-14A;
SD = stable disease; PR = confirmed partial response; ORR = objective response rate; CPS = combined positive score; PD-L1 = programmed death-ligand 1; CLDN18.2 = Claudin 18.2;
CLDN = Claudin 18.2

I-MAB BIOPHARMA 15

Givastomig: Clinical Development Plan

Randomized Phase 2 Study Design of Givastomig Combined with Immuno-chemotherapy with PFS Data Expected in 2027

Study Design:

- Multi-center, three-arm randomized Phase 2 study
- **Enrolling globally**

Eligibility:

- 1L unresectable or metastatic GC/GEJ/EAC (GEA)
- HER2-negative
- **CLDN18.2 ≥ 1+ on ≥ 1% of tumor cells**
- **PD-L1 CPS ≥ 1**

Stratification:

- mFOLFOX6 vs. CapeOX
- CLDN18.2 (above and below 75%)

Global Randomized Phase 2 Study

n=180
1:1:1

Arm 1 *(n=60)*

Giva 8 mg/kg + nivolumab + mFOLFOX6 Q2W

(or for Q3W – Giva 12 mg/kg + nivolumab + CapeOX)

Arm 2 *(n=60)*

Giva 12 mg/kg + nivolumab + mFOLFOX6 Q2W

(or for Q3W – Giva 18 mg/kg + nivolumab + CapeOX)

Control Arm *(n=60)*

nivolumab + mFOLFOX6 Q2W

(or for Q3W – nivolumab + CapeOX)

Endpoints:

Primary: PFS

Secondary:

ORR, OS, DoR, DCR

Safety, Biomarker

Overall Clinical Development Plan

Program	Phase 1 / Phase 2 / Phase 3	Anticipated Milestones	Partners
Gastric Cancers CLDN18.2+	1L Dose Expansion (Giva+ Nivo+ Chemo)	Topline Data Q1 2026	ablbio; Bristol Myers Squibb
	1L Randomized Phase 2 (Giva + Nivo + Chemo) vs. (Nivo + Chemo)	FPI Q1 2026	
	1L CLDN18.2 Low and PD -L1 Low (Giva + Chemo)	FPI Q4 2025	
	IIT – Neoadjuvant Locally Advanced (Giva + CPI + Chemo)	FPI 1H 2026	
Other GI Malignancies CLDN18.2+	1L BTC (Giva + CPI + Chemo)	FPI 1H 2026	
	1L PDAC (Giva + Chemo)	FPI 2H 2026	
	IIT – Neoadjuvant PDAC (Giva + Chemo)	FPI 1H 2026	

I-MAB BIOPHARMA

Notes: mNSCLC = metastatic non-small cell lung cancer; Ab = antibody; mAb = monoclonal antibody, 1L = first line; IIT = investigator-initiated trials; nivo = nivolumab; CLDN18.2 Low = CLDN18.2 <75%; PD-L1 Low = CPS<1; CPI = checkpoint inhibitor; BTC = biliary tract cancer; PDAC = pancreatic ductal adenocarcinoma; FPI = first patient in; GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; Q2W = every two weeks; Q3W = every three weeks; Giva = givastomig; ORR = objective response rate; DoR = duration of response; DCR = disease control rate; PFS = progression free survival; OS = overall survival; 1L = first line; PD-L1 = programmed death-ligand 1; CPS = combined positive score

16

Givastomig: Significant Market Opportunity in Gastric Cancers and Beyond

Significant Market Opportunity in Gastric Cancers and Beyond

Gastric Cancer ("GC")
Promising peak sales potential

- Currently, **182k**[1] patients diagnosed with gastric cancer globally, among which about **105k**[2,3] **as HER2-negative & CLDN18.2-positive**
- **Givastomig as the first asset vs. IO-chemotherapy standard of care in 1L GC** in US

1 L HER2-negative GC Therapeutic Landscape



100%
10%
1%
PD-L1 CPS
Givastomig
Potentially FIC & BIC
Givastomig Potentially BIC
Zolbetuximab4
>1%
≥75%
CLDN18.2 Level

GC and beyond
Market potential in by 2030, % as prevalence of CLDN18.2 expression

1L Gastric Cancers	**~$4.4Bn**[5] **>70%**[6]
1L Pancreatic Ductal Adenocarcinoma	**~$3.7Bn**[5] **60-85%**[7]
1L Biliary Tract Carcinoma	**~$1.2Bn**[5] **~70%**[7]

Estimated global peak sales* of Givastomig

~$2.0Bn
1L GC Only

~$3.5Bn
Across 1L GC / BTC / PDAC

** Gross sales numbers without considering gross-to-net, POS, or revenue split adjustments.*

1. Markets include U.S., five E.U. countries, and Japan in 2025 based on Frost & Sullivan; 2. HER2-negative status of ~78-80% based on Frost & Sullivan; 3. CLDN18.2 positive status of ~73% based on Frost & Sullivan; 4. VYLOY (zolbetuximab-clzb) FDA label; 5. Markets include U.S., 5 E.U., and Japan by 2030 based on Frost & Sullivan; 6. Represents CLDN18.2 prevalence within population; Ventana Assay Validation Report on file; 7. Ventana Assay Validation Report on file.

I-MAB BIOPHARMA 17

2.2 VIS-101

VIS-101: Significant Unmet Needs Remain in nAMD and DME Treatments

nAMD and DME as major ophthalmology diseases and unmet needs

	Neovascular age-related macular degeneration (nAMD)	Diabetic macular edema (DME)
Disease Overview	One of the most common causes of **significant visual impairment and permanent loss of central vision** in aging patients	**A severe complication of diabetic retinopathy (DR)** and the most common cause of vision impairment in individuals with diabetes
Global Patient population[1]	In 2024, the prevalence of nAMD reached **21.5 million,** with a **CAGR of 2.2%** from 2020 to 2024	In 2024**,** the prevalence of DME reached **26.8 million,** with a **CAGR of 2.1%** from 2020 to 2024
1st Line Therapy	Ranibizumab (Lucentis), Aflibercept(Eylea), Faricimab(Vabysmo), Bevacizumab(Avastin, off label)	Ranibizumab (Lucentis), Aflibercept(Eylea), Faricimab(Vabysmo)
Regimes	3-dozes loading then monthly or PRN retreatment guided by OCT/VA	
Unmet Needs	■ Burden of injection frequency ■ Limitations of sustained efficacy	■ Better durability and long lasting ■ Rapid and sustained improvement in visual acuity

All major anti-VEGF drugs approved have achieved / will achieve USD5-10Bn topline

	MoA	Approval	Indication	Treatment	Peak Sales(USD)
Lucentis	VEGF	2006	nAMD, RVO, DME	Q4W	~$5B
Eylea	VEGF	2011	nAMD	Q8W (4W for 1st 2m)	~$10B
Eylea HD	VEGF	2023	nAMD, DME, DR	Q8-16W(4W for 1st 3m)	
Vabysmo	VEGF x ANG-2	2022	nAMD, DME	Q8-16W(4W for 1st 4m)	~$10B

Global Epidemiology of nAMD and DME[1]

Forecast Global Epidemiology of nAMD and DME in 2034 and CAGR from 2024 to 2034



59.3 Mn
~2.1% CAGR

Global Market Size of Innovative Anti-VEGF Drugs[1]

Forecast Global Market Size of Innovative Anti-VEGF Drugs in 2034 and CAGR from 2024 to 2034



31.9 Bn
~4.9% CAGR

- **Increases in durability have rapidly propelled revenue growth for successive generations of agents (Elyea HD andVabysmo)**
- **Unmet needs remain as patients become non-response over time and may not be compliant due to frequent dosing schedule through intravitreal injection**

Source: Frost & Sullivan

I-MAB BIOPHARMA 19

VIS-101: Next generation SOC with Longer Durability, Less Priming Dose and Efficacy on Pre-treated Patients

Strong Growth of Anti-VEGF-A Ophthalmology Drug Market



Anti-VEGF Ophthalmology Drug Global Revenue (USD $M)
$25,000
$20,000
$15,000
$10,000
$5,000
$0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025(F)
2026(F)
2027(F)
2028(F)
2029(F)
2030(F)
Vabysmo
Eylea
Eylea HD
Lucentis
Others

- Global revenue for anti-VEGF ophthalmology drugs is projected to grow to >**$20B by** 2030.
- Vabysmo™ (faricimab) is the first VEGF/ANG-2 bispecific approved (2022) for nAMD and has longer durability than Eylea. Vabysmo™ revenues were $2.4B in its first full-year of launch and is projected to soon exceed $8B annually for all indications

Increased revenue of anti-VEGF–A ophthalmology drugs are correlated with improvements in durability

		Revenue 2y from Launch
Lucentis™	**Q4W**	**$1.8B**
Eylea™	**Q8W**	**$2.8B**
Vabysmo™	**Q8-16W**	**$4.4B**
Eylea HDTM	**Q8-16W**	**$1.5B**

VIS-101 Next-Gen SOC

- **Q20-24W (longer durability)**
- **Less priming dose**
- **Efficacy on pre-treated patients**

I-MAB BIOPHARMA

Source: Global data & Evaluate Pharma; sales revenue forecasts for Lucentis, Eylea, Vabysmo and Eylea HD

20

VIS-101: China Randomized Phase 2 Interim Analysis Shows BIC Potential In an ongoing Phase 2a study, 24 nAMD patients previously treated and treatment-naïve received 3 doses of 6mg of intravitreal injection of VIS-101 at Day 0, Week 4, and Week 8. Interim analysis showed a rapid and sustained effects on BCVA, beginning as early as Day 7. The effect was sustained for more than 12 weeks following the last dose of VIS-101. Final study results, including long-term (36 week) durability data, will be available Q4 2025. 6mg VIS-101 - BCVA changes from baseline 50% Naïve, 50% Pre-Treated BCVA (ETDRS Letters) Naïve Pre-treated 12 12 12 12 12 12 11 12 11 12 7 11 7 6 Patients (n): interim Analysis, study ongoing (results available in Q4 2025) 3 Intravitreal injections Follow-up for 28 weeks post last injection 6mg - Subtotal 24 24 24 23 23 18 13 Ranibizumab Faricimab Q12W Faricimab Q16W 16 24 31 16 24 31 15 24 30 16 23 30 16 23 30 16 23 30 16 23 30 Patients (n): treatment naïve patients – no rescue allowed 6mg Vabysmo (Phase 2 Stairway) 100% Naïve Patients Faricimab: 4 Intravitreal injections Q12W or Q16W Treatment Free: 16 weeks Treatment Free: 12 weeks # no disease activity @W24 15 17 19 Effective on pre-treated patients Less priming dose Longer durability

VIS-101: Speed-to-Market as 2nd in Class & BIC Potential Source: Frost & Sullivan Clinical Plan of VIS-101 2025Q3: Phase II ongoing 2026-2027Q4: Phase III head-to-head comparison to Vabysmo 2028-2029/30: Randomized Phase 3 trial readouts BLA filing nAMD Tier 1 – Marketed Faricimab (Vabysmo) Tier 2 – Phase II VIS-101 BI 836880 Tier 3 – Other Pipelines EXG102-031 BI 836880 intravitreal IBI324/OLN324 EB-105 Speed to Market as 2nd in Class with Me-better Positioning Potential of a successful second launch and best-in-class market positioning, seizing a competitive advantage in market share

The Ophth NewCo Led by an Exceptional and Experienced Leadership Team

Transaction Structure


NovaBridge
AffaMed
ESOP
65%
30%
5%
Visara, Inc.
(NewCo)

- NovaBridge to contribute **cash** in exchange for **65% of the equity interest in Visara**
- AffaMed to contribute its **rights and interests in VIS-101** to Visara in exchange for **30% of the equity interest in Visara**
- The remaining 5% equity interest in Visara will be reserved for an ESOP
- Upon completion, **VIS-101-related rights will be transferred to Visara**

NewCo Leadership



Emmett Cunningham MD, PhD, MPH

Co-Founder and Executive Chairman

- **World-renowned ophthalmologist; Former Senior Managing Director, Blackstone Group**
- **25+ years** of experience as an entrepreneur and investor
- **Co-founder of 5+ companies**, with a track record of serial entrepreneurial successes (IPO or acquired by MNCs)
- Internationally recognized specialist in infectious and inflammatory eye disease with over **450 publications**
- Led the development of **Macugen®: a first-in-class VEGF-A inhibitor for AMD and DME**

I-MAB BIOPHARMA

23

2.3 Other Products

Ragistomig: Novel Bispecific PD-L1 x 4-1BB with Differentiated Molecular Design and Compelling Phase 1 Clinical Data

Ragistomig: A novel bispecific integrates PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator


PD-L1 IgG
4-1BB scFv

Molecular Design: Molecule binds to PD-L1 for **activation of 4-1BB** in the TME	**Implications:** Mitigation of liver toxicity and systemic immune response Enhancement of anti-tumor immunity and re-invigoration of exhausted T cells[1]
Development: Co-development with ABL Bio Combinations will require maximizing the therapeutic index	**Implications:** Further testing of additional doses and interval administration to maximize the therapeutic index

Compelling Clinical Data in Phase 1, Including Significant Checkpoint Inhibitor Exposed Patients

	Ragistomig (ABL503)[2]	Acasunlimab (GEN1046)[3]
Diagnosis	Advanced or refractory solid tumors	Advanced or refractory solid tumors
Treatment	Monotherapy 0.7 mg – 10 mg/kg, Q2W	Monotherapy 25 –1,200 mg, Q3W
Efficacy Evaluable	26 (sum of 3 mg/kg and 5 mg/kg)	61 (25 – 1,200 mg) 30 (80 – 200 mg)
ORR	**26.9% (7/26)**	6.6% (4/61) 13.3% (4/30, 80 – 200 mg)
Prior PD-(L)1 exposure of responders	**71.4% (5/7)**	50% (2/4)
DCR (CR+PR+SD)	**69.2% (18/26)**	65.6% (40/61)
Safety	**24.5% (13/53)** Grade 3 AST / ALT	10% Grade 3 AST / ALT

Ragistomig (ABL503) differentiation

- Potential BIC PD-L1 x 4-1BB with better ORR data in Phase 1 as monotherapy
- Compelling clinical data in checkpoint inhibitor relapsed/refractory and PD-(L)1 naïve patients

Safety Data in Phase 1 Trial[4]

	All Grades	Grade≥3
Any TRAE	40 (75.5%)	22 (41.5%)
TRAE in >= 10% of patients		
ALT Increased	17 (32.1%)	12 (22.6%)
AST Increased	16 (30.2%)	11 (20.8%)
Pyrexia	8 (15.1%)	1 (1.9%)
Nausea	7 (13.2%)	-
Rash	7 (13.2%)	2 (3.8%)
Fatigue	6 (11.3%)	1 (1.9%)
Platelet Count Decreased	6 (11.3%)	1 (1.9%)

1. JITC 2021; 2. Ragistomig poster ASCO 2024; 3. Cancer Discovery 2022; 4. ASCO 2024 poster, Table 2.

I-MAB BIOPHARMA

Notes: scFv = single chain Fragment-variable region; TME = tumor microenvironment; Notes: ORR = objective response rate; DCR = disease control rate; CR complete response; PR = partial response; SD = stable di sease; AST = aspartate aminotransferase; ALT = alanine aminotransferase; Q2W = every two weeks; BIC = best in class. Note that the comparisons in the table above are not based on data from head-to-head trials and are not direct comparisons. Differences in trial designs, patient groups, trial endpoints, study sizes, and other factors may impact the comparisons

25

Uliledlimab: A Potential Best-in-class CD73 Therapeutic

Uliledlimab: A Potential Best-in-class CD73 Therapeutic



Anti-CD73

CD73 Biology:

CD73 is the **rate-limiting enzyme and a promising target in the adenosine immunosuppressive pathway**

Key Advantages:

Uliledlimab **completely inhibits** CD73 activity and the production of adenosine **without the "hook effect"**[1]

Development:

Coordinated global development with TJ Bio

Status:

I-Mab development paused pending positive data from TJ Bio's ongoing doublet study in 1L CD73+ NSCLC

Dose-dependent CD73 Inhibition without the "Hook Effect"[2]



CD73 Enzyme Activity Inhibition
CD73 dimer
Uliledlimab
Uliledlimab Concentration



CD73 Enzyme Activity Inhibition
CD73 dimer
Oleclumab
Oleclumab Concentration

Uliledlimab + Toripalimab Data Support Patient Selection Based on CD73 Expression and Show Manageable Toxicity

Phase 2 ORR Data from Front-line NSCLC Cohort*

ORR% (n)	PD-L1 All	PD-L1≥1%
$CD73^{High}$	53% (10/19)	63% (10/16)
$CD73^{Low}$	18% (8/45)	20% (5/25)
Pembro (KN-042) PD-L1≥1%	NA	27% (174/637)

Safety Observations for Uliledlimab, Administered to >200 Patients in Combination Studies with CPIs

Safety profile of combination comparable to CPI monotherapy studies

Well tolerated up to the highest doses tested (45mg/kg Q3W), without MTD

Most TRAEs/AEs were Grade 1 or 2

Notes: ORR = objective response rate; MTD = maximally tolerated dose; Q3W = every three weeks; AE = adverse events; CPI = checkpoint inhibitors; TRAEs = treatment-related adverse events; ASCO 2023 = the American Society of Clinical Oncology 2023 Annual Meeting; toripalimab (used in this study) = Approved/China and the US (Shanghai Junshi Biosciences/Coherus Biosciences)
*Patient disposition based on ASCO 2023 Poster from a cohort of 70 enrolled patients with unresectable/metastatic disease, including 67 efficacy evaluable and 64 patients who received at least one post baseline tumor assessment per iRECIST. Overall study (up to n=190) enrolled 5 cohorts (3 NSCLC sub-types, 1 ovarian, 1 all comers): data in this deck are from the treatment naïve, Stage IV NSCLC patients

I-MAB BIOPHARMA
26

Accelerating Value Creation with Shareholder Expertise and Ecosystem 03 Strategic Advantage

CBC is a Steadfast Investor-Operator Differentiating from Peers

Asia's largest and most impactful healthcare-dedicated asset manager

AUM **US$10.5b*****, Buy-out investment*** **US$3.5b**

One of the largest and most dynamic healthcare ecosystems across all major healthcare verticals**:**
30+ *healthcare portfolio companies ,* **20+** *controlled healthcare companies,* **40+** *innovative drug pipeline assets and* **20+** *early-stage pipeline assets*

40+ ***BD deals*** *within the last 5 years with* **20+** ***global MNCs and partners*** *with assets at different stages of development and transaction types*

Global talent pool *with* **100+** *senior operating talents,* **2,000+** *candidates and* **1,000+** *experts available*

Investor-Operator approach

Build deep expertise in value-creation levers and hands-on portfolio management, securing significantly greater exposures to top-tier assets compared with peers

Extensive global network and coverage

Leverage dynamic healthcare ecosystems to identify high potential assets and valuable investment targets worldwide

Proper governance

Learn together with management while ensuring proper governance to drive the right behaviors and manage risk

Talent warehousing

Build and maintain a robust network of experienced science / operating partners

Intra-Portfolio integration

Maximize synergies within expansive portfolio and consolidate at arm's length manner

- **CBC is well positioned with global resources and validated recipe for fast scaling healthcare companies**
- **Partnering with the world's top scientists and entrepreneurs, CBC's unique investor-operator approach has empowered leading global healthcare companies to widen access to quality and affordable medical care, catalyze innovations worldwide, and provide better healthcare for all**

I-MAB BIOPHARMA
28

Highly Experienced World-Class Team to Support Global Strategy Regional Coverage Leads Sean LU Senior Managing Director Greater China Billy CHO Senior Managing Director Korea Vijay KARWAL Managing Director SEA Global Investment Team Managing Directors Directors / Vice Presidents Neo ZHANG Managing Director Hao YIN Managing Director Ray JIN Managing Director Qiuyi LIU Director Sangsoo KIM Director Sam LIAO Director Henry QU Vice President Mars LIN Director Paul QI Vice President Randy YEO Vice President Harry SUN Managing Director Denny CHU Managing Director US Japan Local-for-Local Approach with Centralized Underwriting Support

Systematic Value Creation Driven by Vast and Dynamic Healthcare Ecosystem Ophthalmology Assets Small Molecule Oncology Assets Protein Conjugates & Novel ADCs Small Molecule Oncology Assets Transformative Drugs & Vaccines Neurology & Allergy Assets NeuroGen Pharma And more … Gastrointestinal Therapeutics Specialty & Respiratory Drugs Chronic & Critical-Care Medications Cellular Immunotherapies Aesthetic Medicine Assets CBC’s Leading Healthcare Ecosystem YTD # of Assets in Each BD Stage Identified Engaged 450 116 Active Pre-NBTS 39 NBTS & DD 13 DA 1 1 Deal